                                                                       EXHIBIT 9

                                                                 [INTEROIL LOGO]

NEWS RELEASE

               INTEROIL ANNOUNCES FINANCIAL RESULTS FOR THE
                               FIRST QUARTER 2003

MAY 30, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with offices in The Woodlands, TX today reported results for the three months ended March 31, 2003.

FINANCIAL HIGHLIGHTS

In this period the Company had a gain of US$171,073 (C$251,752 and A$285,122) compared to a gain of US$101,553 in the same period in 2002. InterOil did not have any net earnings from operations during the first quarter of 2003. Please visit our website for the First Quarter 2003 Management Discussion and Analysis along with the Consolidated Financial Statements for detail of the Corporations activities and financial results.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

       NORTH AMERICA                                                             AUSTRALASIA
---------------------------                                               ------------------------
Gary M Duvall                           Lisa Elliott                      Anesti Dermedgoglou
V.P., Corporate Development             V.P., IR Counsel                  V.P., Investor Relations
InterOil Corporation                    DRG&E                             InterOil Corporation
gary.duvall@interoil.com                lelliott@drg-e.com                anesti@interoil.com
Houston, TX USA                         Houston, TX USA                   Cairns, Qld Australia
Phone: +1 281 292 1800                  Phone: +1 713 529 6600            Phone: +617 4046 4600

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:            [X]  SCHEDULE A
                                    [ ]  SCHEDULES B & C
                                    (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:                 INTEROIL CORPORATION
ISSUER ADDRESS:                 PO Box 6567 Suite 2, Level 2 Orchid Plaza
                                79 Abbott Street, Cairns Qld 4870
ISSUER PHONE NUMBER:            (61) 7 4046 4600
ISSUER FAX NUMBER:              (61) 7 4031 4565
CONTACT PERSON:                 Anesti Dermedgoglou
CONTACT'S POSITION:             Vice President Investor & Public Relations
CONTACT TELEPHONE NUMBER:       (61) 7 4046 4600
FOR QUARTER ENDED:              March 31, 2003
DATE OF REPORT:                 May 29, 2003

                                    CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

 PHIL E MULACEK           "PHIL E. MULACEK"                   MAY 29, 2003
----------------          -----------------             ----------------------
NAME OF DIRECTOR             SIGN (TYPED)               DATE SIGNED (YY/MM/DD)

INTEROIL CORPORATION

                                                                 [INTEROIL LOGO]

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in US dollars) As at March 31, 2003 and December 31, 2002

                                                                    MAR-31-03          DEC-31-02
                                                                             $                  $
                                                                   -----------        -----------
ASSETS

Current assets:
   Cash and cash equivalents                                         6,116,799          3,288,539
   Short-term investments (note 3)                                   4,210,800          7,105,701
   Other receivables                                                    78,423            503,859
   Prepaid expenses                                                    162,028             80,359
                                                                   -----------        -----------
                                                                    10,568,050         10,978,458
Investments                                                            311,094                  -
Capital assets (note 5)                                            141,892,201        121,217,700
Oil and gas properties                                               4,635,592          2,878,703
                                                                   -----------        -----------
                                                                   157,406,937        135,074,861
                                                                   ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities                          9,081,855          6,744,515
   Due to related parties (note 4)                                   1,890,001          2,784,560
   Deferred foreign currency creditor                                        -            678,648
                                                                   -----------        -----------
                                                                    10,971,856         10,207,723
Non current liabilities:
   Secured loan (note 6)                                            43,500,000         31,000,000
                                                                   -----------        -----------
                                                                    54,471,856         41,207,723
                                                                   -----------        -----------
Non-controlling interest (note 7)                                    6,489,885          6,490,398
                                                                   -----------        -----------
Shareholders' equity
   Share capital (note 8)                                          103,017,992         94,120,609
   Other paid in capital - stock compensation                          769,964            769,964
   Accumulated deficit                                              (7,342,760)        (7,513,833)
                                                                   -----------        -----------
                                                                    96,445,196         87,376,740
                                                                   -----------        -----------
                                                                   157,406,937        135,074,861
                                                                   ===========        ===========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

                                                                 [INTEROIL LOGO]

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT (UNAUDITED)
(Expressed in US dollars) Periods ended March 31, 2003 and 2002

                                                                       QUARTER ENDED                   3 MONTHS ENDED
                                                                  ------------------------       -------------------------
                                                                  MAR-31-03      MAR-31-02       MAR-31-03       MAR-31-02
                                                                          $              $               $               $
                                                                  ---------      ---------       ---------       ---------
INCOME:

   Investment income                                                 14,250        162,641          14,250         162,641
   Other income                                                           -              -               -               -
                                                                   --------       --------        --------        --------
                                                                     14,250        162,641          14,250         162,641
                                                                   --------       --------        --------        --------
EXPENSES:

   Administrative and general                                       138,513        336,720         138,513         336,720
   Exploration costs (note 10)                                       82,775              -          82,775               -
   Legal and professional fees                                      168,993        108,106         168,993         108,106
   Foreign exchange (gains) losses (note 2)                        (554,296)      (390,424)       (554,296)       (390,424)
                                                                   --------       --------        --------        --------
                                                                   (164,015)        54,402        (164,016)         54,402
                                                                   --------       --------        --------        --------
Earnings (loss) before taxes and non-controlling interest           178,265        108,239         178,266         108,239
Income tax (expense) benefit                                         (7,704)             -          (7,704)              -
                                                                   --------       --------        --------        --------
Earnings (loss) before non-controlling interest                     170,561        108,239         170,561         108,239
Non-controlling interest                                                512         (6,686)            512          (6,686)
                                                                   --------       --------        --------        --------
NET EARNINGS (LOSS)                                                 171,073        101,553         171,073         101,553
                                                                   --------       --------        --------        --------
BASIC EARNINGS (LOSS) PER SHARE FOR PERIOD                             0.01           0.01            0.01            0.01
DILUTED EARNINGS (LOSS) PER SHARE FOR PERIOD                           0.01           0.00            0.01            0.00

                                                                   --------       --------        --------        --------

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

                                                                 [INTEROIL LOGO]

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in US dollars) Period ended March 31, 2003 and March 31, 2002

                                                                   QUARTER ENDED                      3 MONTHS ENDED
                                                           ----------------------------        ----------------------------
                                                            MAR-31-03         MAR-31-02         MAR-31-03        MAR-31-02
                                                                     $                $                  $                $
                                                           -----------       ----------        -----------       ----------
Cash provided by (used in):

OPERATIONS:
   Net earnings (loss)                                         171,073          101,553            171,073          101,553
   Non-controlling interest                                       (512)           6,686               (512)           6,686
   Change in non-cash operating working capital             (1,427,169)        (483,952)        (1,427,169)        (483,952)
                                                           -----------       ----------        -----------       ----------
                                                            (1,256,608)        (375,713)        (1,256,608)        (375,713)
                                                           -----------       ----------        -----------       ----------
INVESTMENTS:
   Expenditure on oil and gas properties                    (1,472,644)        (107,674)        (1,472,644)        (107,674)
   Expenditure on capital assets                           (18,790,119)      (3,491,924)       (18,790,119)      (3,491,924)
   Deposit refunded                                                  -                -                  -                -
   Redemption of CD investment                               2,894,901                -          2,894,901                -
                                                           -----------       ----------        -----------       ----------
                                                           (17,367,862)      (3,599,598)       (17,367,862)      (3,599,598)
                                                           -----------       ----------        -----------       ----------
FINANCING:
   Proceeds from borrowings                                 12,500,000       31,000,000         12,500,000       31,000,000
   Other net advances from (to) related party (note 4)        (365,652)       2,900,000           (365,652)       2,900,000
   Proceeds from issue of securities                         9,318,382           68,750          9,318,382           68,750
                                                           -----------       ----------        -----------       ----------
                                                            21,452,730       33,968,750         21,452,730       33,968,750
                                                           -----------       ----------        -----------       ----------
Increase (decrease) in cash and cash equivalents             2,828,260       29,993,439          2,828,260       29,993,439
Cash and cash equivalents, beginning of period               3,288,539          667,435          3,288,539          667,435
                                                           -----------       ----------        -----------       ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     6,116,799       30,660,874          6,116,799       30,660,874
                                                           ===========       ==========        ===========       ==========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

                                                                 [INTEROIL LOGO]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
(Expressed in US dollars) Period ended March 31, 2003 and Year ended December 31, 2002

                                               MAR-31-03        DEC-31-02
                                                       $                $
                                             -----------       ----------
SHARE CAPITAL

     At beginning of year                     94,120,609       92,808,387
     Issue of capital stock                    8,897,383        1,312,222
                                             -----------       ----------
     At end of year                          103,017,992       94,120,609
                                             -----------       ----------
ADDITIONAL PAID IN CAPITAL

     At beginning of year                        769,964                -
     Stock compensation                                -          769,964
                                             -----------       ----------
     At end of year                              769,964          769,964
                                             -----------       ----------
ACCUMULATED DEFICIT

     At beginning of year                     (7,513,833)      (6,197,946)
     Net earnings (loss) for year                171,073       (1,315,887)
                                             -----------       ----------
     At end of year                           (7,342,760)      (7,513,833)
                                             -----------       ----------
SHAREHOLDERS' EQUITY AT END OF YEAR           96,445,196       87,376,740
                                             ===========       ==========

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION

                                                                 [INTEROIL LOGO]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in US dollars) Periods ended March 31, 2003 and December 31, 2002

1.   BASIS OF PRESENTATION

     The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.   FOREIGN CURRENCY

     Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at historical rates of exchange (when the assets were acquired). Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

3.   FINANCIAL INSTRUMENTS

     At March 31, 2003, S.P. InterOil LDC (SPI) and E.P. InterOil Limited (EPI) had foreign currency hedges against the Australian dollar in the order of US $32,945,800 (Dec 31, 2002 - US $62,000,000). The hedge instruments have been put in place for payments to be made under the Engineering Procurement Construction (EPC) contract, and other Australian dollar specific commitments related to the refinery project. Gains and loss in connection with these instruments are deferred and recognized as part of the project cost.

     As a requirement of the hedging contracts a collateral arrangement has been entered into whereby as at March 31, 2003 an amount of US $4,210,800 (Dec 31, 2002 - US $7,105,701) is held on short term deposit with Wells Fargo Bank in Texas N.A., and has been pledged in favour of the provider of the hedge. Funds required to be held on deposit as collateral are reducing over time as project expenditure is undertaken and the foreign exchange hedge contracts are closed out.

     To define a maximum potential loss on the outstanding hedging contracts, the Company acquired Australian dollar puts for a premium of US $154,356 (2001 - $85,000). The maturity dates and nominal amounts of the puts coincide with the exercise dates and nominal amounts of the outstanding hedging contracts.

4.   RELATED PARTIES

     Amounts due to related parties of $1,890,001 (Dec 31, 2002 - $2,784,560) represents monies owed to Petroleum Independent and Exploration Corporation
     (PIE) which acts as a sponsor of the Company's oil refinery project. PIE advanced $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 and the Company has repaid $1,010,000 of this loan as at March 31, 2003. This loan has interest charged at a rate of 5.75%. Expenses incurred amounting to $37,500 paid to PIE during the period were for sponsor's legal, accounting and reporting fees and are included in administrative and general expenses.

     Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the period totalled $37,045 which have been capitalised to the project, and $4,416 which are corporate costs included in legal and professional fees.

5.   CAPITAL ASSETS

     The Company is considered to be in the construction and pre-operating stage of development of an oil refinery in Papua New Guinea. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of the capital assets. Administrative and general costs are expensed as incurred. Capital assets are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such capital assets. Capital assets will be depreciated over their useful lives commencing on the date of achieving commercial operations.

     On June 12, 2001, the group entered into a loan agreement with the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to secure a project financing facility of $85,000,000. The first drawdown of this loan facility for $31,000,000 occurred on March 28, 2002. Further drawdowns in 2003 occurred on February 25 ($6,500,000) and March 25 ($6,000,000). The loan is secured over the assets of the project.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  continued

7.   NON CONTROLLING INTEREST

     On September 11, 1998 Enron Papua New Guinea Ltd (Enron), SPI's former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued by EPI and has sole responsibility for managing the Project.

     Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

     At March 31, 2003 SPI holds 98.60% (Dec 31, 2002 - 98.55%) of the non-voting participating shares issued from EPI.

8.   SHARE CAPITAL

     InterOil Corporation has issued and outstanding shares as at March 31, 2003 of 21,698,443 (Dec 31, 2002 - 20,585,943). PIE holds 5,000 common shares in
     SPI which are exchangeable on a one for one basis into common shares of InterOil Corporation. InterOil Corporation securities trade on the Australian Stock Exchange as Chess Depository Interests (CDI's) on the basis of 10 CDI's to 1 common share. They also trade on the Port Moresby Stock Exchange and the TSXVE in Canada as common shares.

9.   STOCK OPTIONS

     As at March 31, 2003, InterOil Corporation has 1,265,085 (Dec 31, 2002 - 1,510,085) stock options outstanding.

10.  EXPLORATIONS COSTS

     The Company follows the successful efforts method of accounting for oil and gas exploration and development activities.

                                                                 [INTEROIL LOGO]

DIRECTORS' CERTIFICATE

The directors of the Company have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports, as at 25 March 2003, after due inquiry by them, that they have not become aware of any circumstances that in their opinion materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of the Company.

/s/ Phil. E. Mulacek

Phil. E. Mulacek
Chairman, on behalf of the Board of Directors.

                              InterOil Corporation
                          25025 I-45 North, Suite 420
                 PO Box 8727, The Woodlands, TX 77387-8727, USA
      Telephone: 281 292 1800 Facsimile: 281 292 0888 Web: www.interoil.com

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:            [ ] SCHEDULE A
                                    [X] SCHEDULES B & C
                                    (PLACE X IN APPROPRIATE CATEGORY)
ISSUER DETAILS:

NAME OF ISSUER:                 INTEROIL CORPORATION

ISSUER ADDRESS:                 PO Box 6567 Suite 2, Level 2 Orchid Plaza
                                79 Abbott Street, Cairns Qld 4870
ISSUER PHONE NUMBER:            (61) 7 4046 4600
ISSUER FAX NUMBER:              (61) 7 4031 4565
CONTACT PERSON:                 Anesti Dermedgoglou
CONTACT'S POSITION:             Vice President Investor & Public Relations
CONTACT TELEPHONE NUMBER:       (61) 7 4046 4600
FOR QUARTER ENDED:              March 31, 2003
DATE OF REPORT:                 May 29, 2003

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

PHIL E MULACEK               "PHIL E. MULACEK"               MAY 29, 2003
----------------             -----------------          ----------------------
NAME OF DIRECTOR                SIGN (TYPED)            DATE SIGNED (YY/MM/DD)

                          BC FORM 51-901F - SCHEDULE B
                            SUPPLEMENTARY INFORMATION

                              INTEROIL CORPORATION

                       FOR THE PERIOD ENDED MARCH 31, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE THREE MONTHS ENDED MARCH 31, 2003

BALANCE SHEET:

Capital Assets (Refer to note 5 of the Mar 31, 2003 Financial Statements)

                                                          $US `000
                                                          --------
Financial & Legal Consultants                                 118
Refurbishment                                               1,966
Refinery Project Construction                              16,987
Insurance                                                     120
Travel                                                         51
Foreign Exchange                                               (9)
Other                                                         260
Fixed Assets (less Depreciation)                              429
Financing costs                                               753
                                                           ------
TOTAL                                                      20,675
                                                           ------

STATEMENT OF INCOME AND DEFICIT:

Administrative and general

                                                           $US `000
                                                           --------
Administrative & Corporate                                   (146)
Directors fees                                                 26
Directors insurance                                            31
Interest                                                       27
Travel                                                        163
Sponsor's legal & accounting fees                              37
                                                              ---
TOTAL                                                         138
                                                              ---

2. RELATED PARTY TRANSACTIONS:

(Refer to note 4 of the Mar 31, 2003 Financial Statements)

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

Securities issued in three month period to Mar 31, 2003

   Class                Issue date         Number         Price        Type of issue
-------------           ----------        ---------       ------    -------------------
Common shares             Feb 03             15,000       $ 5.27    Exercise of options
Common shares             Feb 03            145,000       $ 5.27    Exercise of options
Common shares             Feb 03             20,000       $ 4.00    Exercise of options
Common shares             Feb 03             50,000       $ 2.75    Exercise of options
Common shares             Feb 03             20,000       $ 2.75    Exercise of options
Common shares             10 Feb 03         862,500       $ 9.02    Share placement
                                          ---------
TOTAL                                     1,112,500
                                          =========

Options granted in three month period to Mar 31, 2003

Granted to         Number        Ex price          Expiry date
----------         ------        --------        ----------------
 Employee           5,000         $ 8.40         January 13, 2006

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD (DEC 31, 2002):

Refer to Note 8 of the Mar 31, 2003 Financial Statements

5. DIRECTORS AS AT THE DATE THIS REPORT IS SIGNED AND FILED:

Phil E. Mulacek                    Chairman and Chief Executive Officer
Christian M. Vinson                Chief Operating Officer
Roger N. Grundy
Gaylen J. Byker
G. Michael Folie

                                                                 [INTEROIL LOGO]

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis by management is a review of the first quarter of 2003 activities, financial condition and financial results for InterOil and should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2003 and the audited financial statements and management discussion and analysis for the year ended December 31, 2002. These are included in the Company's annual report for the year ended 2002. The discussion is intended to provide both an historical and prospective analyses of the Company's activities.

PURPOSE AND MISSION

The major focus is the construction of an oil refinery in Papua New Guinea and the development of a fully integrated oil company that will own and operate assets from the wellhead to the petrol pump. InterOil's refinery will process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products. Currently PNG exports all its crude and imports all its refined products.

OVERVIEW

InterOil's operations are organised into three major business segments:

-    The upstream segment includes the exploration of crude oil and natural gas.

-    The midstream segment includes the refinery project.

-    The downstream segment will manage the distribution assets of the company.

UPSTREAM

Following InterOil's discovery of a new oil system in the PNG Eastern Papuan Basin, detailed field studies and surveys were initiated on licence areas PPL 236, PPL 237, and PPL238. The field studies involved five teams of geologists in association with more than 50 Papua New Guineans who carried out ground surveying, seismic reprocessing, and Falcon data review. The survey work covered 10 separate potential drilling locations within 30 kilometres (18 miles) of the two stratigraphic wells drilled by InterOil on 238, and 6 potential prospects on PPL236 and PPL237.

Following positive fiscal policy announced by the Government of Papua New Guinea in December 2002, InterOil announced a commitment to an eight well drilling program. The Moose prospect, the first to be drilled, is located in PPL 238 and exhibits the qualities of a world class structure and a probabilistic mean resource of 350 million barrels of oil (assumes structure is full to spill point). InterOil's Working Interest can be diluted if the PNG Government elects to exercise a right to take interest after paying its share of qualifying costs, and by other possible farm-in participants.

On March 27, 2003 InterOil announced that it had spudded its first exploration well, the Moose, that will target the Late Cretaceous Pale and Subu sands at 1,500-2,000 metres (4,921-6,561 feet) with a secondary target of Eocene limestone at 1,100 metres (3,600 feet). As of May 30, 2003, a depth of 757 metres (2,484ft) has been reached with drilling proceeding.

Site activity has begun on the second location to be drilled "Sterling Mustang". This work is being done to allow a smooth transition from drilling the "Moose Prospect" to the Sterling Prospect.

MIDSTREAM

Construction of the 32,500 barrel per day refinery project has commenced and continues to progress. The refinery complex is located across the harbour from Port Moresby, the capital of PNG, and is located on the former site of the Australian Naval Base where InterOil has secured a 99 year lease from the State of PNG.

After signing a fix price turnkey engineering, procurement and construction contract (EPC), in the first quarter of 2002, Notice to Proceed was granted on April 15, 2002 with a mechanical completion date in the fourth quarter 2003.

Engineering and construction progress to date includes:

- Engineering progress is near final completion with the main HAZOP's activity completed.

- The total construction project is now over halfway complete with 75% of the procurement complete, the main focus is completing the mechanical works on site.

- The site administration office and site accommodation camp is complete, mobilised and fully operational.

- The work on the main construction wharf for heavy loading is now completed. With the first major shipment haven been offload on the heavy wharf the week of May 20th.

-    Marine piling on the main crude jetty is near completion.

- The civil and building works are progressing well with multiple tanks near completion and the balance of the tanks under construction.

The structural steel in the main process area is erected and processing vessels are being erected.

The first major shipment of refinery equipment arrived at the site on December 1, 2002. The second major shipment of refinery equipment will arrive at site in PNG on May 31, 2003 with the balance of the refurbished equipment to be shipped the shortly.

For visual construction updates, visit: HTTP://WWW.INTEROIL.COM/PICTURES.ASP

DOWNSTREAM

The Project Agreement signed with the Government of PNG gives the refinery certain rights to supply the domestic market in PNG with refined oil products. InterOil has estimated that approximately 60% of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively due to the transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

A contract has been concluded with Royal Dutch Shell whereby they will purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply. The domestic and export contracts were worth approximately US$1.4 billion at contract closing. The contracts will become effective as soon as the refinery begins commercial operations.

LIQUIDITY AND CAPITAL RESOURCES

InterOil ended the first quarter of 2003 with approximately US$10.3 million (C$15.2 million and A$17.2 million) in cash and near cash assets. This compares with approximately US$10.4 million (C$16.4 million and A$18.6 million) at December 31, 2002. Cash reserves were spent on refinery costs, certain oil and gas exploration expenses, administrative and general costs.

A US$85 million Project Financing Facility was obtained with OPIC, an agency of the US Government, in June 2001. OPIC remains as the primary lender of capital to the refinery project, and has the "full faith and credit of the US Government" financial backing as evidenced in the disbursements of US$53.5 million to date (US$31.0 million fiscal year 2002, US$12.5 first quarter 2003, US$10.0 million in April and May 2003) supports OPIC's commitment to the Project. To provide funding for InterOil's ongoing exploration and production activities in PNG and General Corporate Purposes, US$7.7 million (C$11.9 million and A$13.2 million) was raised in February 2003 through a private placement of 862,500 common shares of InterOil stock, and US$$7.9 million (C$11.3 million and A$13.0 million) was raised in April 2003 through a private placement of 755,000 common shares of InterOil stock. In addition to the private placements, US$7.65 million (C$11.14 million and A$12.68 million) was raised from a Group of North American Investors named PNG Energy Investors LLC for an 8.5 percent participation interest in the first eight well drilling program.

Of the US$187 million (C$284 million and A$332 million) capital costs of the refinery and its US$17 million (C$26 million and A$30 million) other funds required, US$134 million (C$197 million and A$224 million) in equipment and development costs have been paid as of the March 31, 2003. InterOil remains confident that it has the resources to complete the refinery as well as meet all its requirements associated with the obligations for the project in fiscal year of 2003.

EARNINGS

In this period the Company had a gain of US$171,073 (C$251,752 and A$285,122) compared to a gain of US$101,553 in the same period in 2002. The increase in the net gain in first quarter 2003 compared with 2002 was mainly attributable to realised and unrealised foreign currency gains mainly associated in the strengthening of the Australian Dollar compared to the US Dollar. InterOil did not have any net earnings from operations during the first quarter of 2003. Monetary items denominated in foreign currencies are translated to US dollars at exchange rates in effect at balance sheet date, and non-monetary items are translated at historical rates of exchange.

RISKS AND UNCERTAINTIES

Please refer to the 2002 Annual Report for detailed information.

EXISTENCE OF MARKETS

The Project Agreement signed with the government of PNG gives the Project certain rights to supply the domestic market in PNG with refined oil products. The Company has estimated that approximately 60% of the Refinery's net output will be used to supply the PNG market. The balance of the Refinery's production will be sold into the near regional markets.

InterOil estimates that the refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. InterOil has signed contracts for nearly all of the refinery's products destined for the export markets with a unit of Royal Dutch Shell.

CRUDE OIL SUPPLY

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least 10 years after commercial startup. InterOil has identified multiple alternative crude oils that are suitable for use as project feedstock. For example, suitable Indonesian crude oil could be delivered within 10 days. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the refinery's margins. Alternatively, imported crude oil may be selected to alter the refinery product slate to better match market conditions as they develop.

A contract has been signed with a unit of British Petroleum to act as an exclusive crude agent for five years, which will involve the sourcing and delivery of crude oil for the refinery as instructed by the Company.

OUTLOOK

The refinery project is well underway and construction has achieved significant milestones to ensure successful project completion. On the exploration side, proven success associated with the multi-well-drilling program launched in the first quarter of 2003 should add great value and diversity to the Company.